HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                 March 18, 2011


Errol Sanderson
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Colorado Ceramic Tile, Inc.
            Registration Statement on Form S-1
            File No. 333-171658

     This  office  represents  Colorado  Ceramic  Tile,  Inc.  (the  "Company").
Amendment No. 3 to the Company's registration statement on Form S-1 has been filed with the Commission.

     In response to the comment received from the staff by letter dated March 17, 2011, the accountant's consent has been updated.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William T. Hart

                                           William T. Hart